SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS FOURTH QUARTER 2006 RESULTS

São Paulo, March 1, 2007 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and the leading brewer in Latin America, announces today its results for the fourth quarter 2006 (4Q06). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais pursuant to Brazilian GAAP.

AmBev’s consolidated results are the sum of the three following business units:

•	Brazil : comprised of (i) Beer Brazil; (ii) CSD & Nanc (Carbonated Soft Drinks and Nanc – Non-Alcoholic, Non-Carbonated beverages); and (iii) Malt and By-Products Sales;

•	Hispanic Latin America (HILA) : comprising (i) AmBev’s economic stake in Quinsa; and (ii) HILA-ex (which corresponds to AmBev’s controlled operations in Northern Latin America); and

•	North America : representing the operations of the Canadian Labatt Brewing Company Limited (“Labatt”).
Comparisons, unless otherwise stated, refer to the fourth quarter 2005 (4Q05).

OPERATING AND FINANCIAL HIGHLIGHTS

Consolidated EBITDA summed up to R$2,325.3 million (+23.1%). EBITDA margin reached 44.1% (+350 bps).

Beer Brazil’s EBITDA grew 18.9%, reaching a margin of 50.0%; AmBev market share reached 68.9% in 4Q06, and sales volume increased 3.7%.

CSD & Nanc sales volume rose 5.5% in Brazil; EBITDA reached R$172.5 million, increasing 17.0%, reaching a margin of 32.1%.

Quinsa total EBITDA grew 23.6% in American dollars, and average AmBev consolidation in Quinsa throughout the 4Q06 reached 100.0% (4Q05: 59.1%); EBITDA margin reached 45.9%.

Labatt’s EBITDA increased 4.7% in Canadian dollars, with EBITDA margin reaching 42.2%.

Earnings per thousand shares rose 73.7%. Excluding goodwill amortization the increase was 67.2%.

Financial Highlights – AmBev Consolidated			%
R$ million	4Q06	4Q05	Change
Net revenues	5,269.5	4,648.3	13.4%
Gross profit	3,473.5	3,001.1	15.7%
EBIT	1,998.1	1,499.0	33.3%
EBITDA excluding stake increase in Quinsa	2,168.9	1,889.3	14.8%
EBITDA (as reported)	2,325.3	1,889.3	23.1%
Net income	1,181.0	697.2	69.4%
No. of shares outstanding (millions)	63,719.4	65,346.2	-2.5%
EPS (R$/000 shares)	18.53	10.67	73.7%
EPS excl. goodwill amortization (R$/000 shares)	24.15	14.45	67.2%
EPS (US$/ADR)	0.86	0.47	81.8%
EPS excl. goodwill amortization (US$/ADR)	1.12	0.64	74.9%
Notes:
(1) Average exchange rates between Reais and US Dollars used for 4Q06 and 4Q05 were R$2.15/US$and R$2.25 /US$, respectively.
(2) The average exchange rates between Reais and Canadian Dollars used for 4Q06 and 4Q05 were R$1.88 /CAD$and R$1.92/CAD$, respectively.
(3) Per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).
(4) Values may not add up due to rounding.

Fourth Quarter 2006 Results March 1, 2007 Page 2

Message from AmBev Management

AmBev finished 2006 with a very positive fourth quarter. The consolidated EBITDA increased 23.1%, reaching R$2,325.3 million with an EBITDA margin of 44.1% (+350 bps). The growth was led by operations in Brazil, which increased EBITDA by 18.7%, and by Quinsa, with an EBITDA in dollars 23.6% higher than in 4Q05. EBITDA from Quinsa beer operations grew by 25.4% in dollars.

Once again, the beer operations in Brazil showed strong results: EBITDA grew 18.9%, with a 4.6% increase in revenues per hectoliter and 5.0% decrease in COGS per hectoliter. “We continue to grow and develop the premium segment, driven by Bohemia (+22.3%) and Original (+31.6%), bringing innovations such as Skol Lemon and Brahma Black, initiatives that reinforce our brands’ equity and develop new consumer segments”, says Luiz Fernando Edmond, CEO for Latin America.

The CSD & Nanc unit reached an R$172.5 million EBITDA in 4Q06, 17.0% above 4Q05. We took advantage of the market opportunities, posting a volume growth of 5.5%, without compromising our EBITDA margin, which stood at 32.1% (+270 bps). The segment was also responsible for innovations such as H2OH!, a big sales hit.

Quinsa is growing steadily, increasing volumes by 12.6% in 4Q06. In this quarter, Quinsa’s results have already been 100% consolidated, due to AmBev’s stake increase (4Q06: 91.8%; 4Q05: 59.1%), which contributed to a further growth in the Reais figures. Dollar-denominated EBITDA, excluding the stake increase, grew 23.6%, reaching a 45.9% margin (130 bps above 4Q05). “We are pleased with the results of Quinsa and its current prospects for the region”, says João Castro Neves, Quinsa’s CEO.

In HILA-ex, we are still facing a tough environment. Luiz Fernando Edmond, CEO for Latin America, comments: “Although we posted a negative EBITDA in this quarter, we maintain our full commitment with the region, and we are confident that it will lead to positive results in the future.”

In Canada, even with the strong competitive scenario, especially in the Ontario region, we have managed to grow in volumes, to increase revenues in Canadian dollars by 0.8%, and EBITDA in Canadian dollars by 4.7%. We are evolving in cost optimization, reducing both COGS - by means of brewery efficiencies and procurement gains - and SG&A, mainly resulting from the application of ZBB. The operation’s EBITDA margin grew by 140 bps to 42.2% in Canadian dollars. Miguel Patricio, CEO for North America, adds: “We continue to invest in our brands, strengthening the premium segment, and seeking high efficiency cost levels to offset the pressures from a competitive market”.

Fourth Quarter 2006 Results March 1, 2007 Page 3

OPERATIONAL PERFORMANCE BY BUSINESS UNIT

The following charts illustrate the contribution of each business unit to AmBev’s consolidated results.

Net Revenues	EBITDA
Total: R$5,269.5 million	Total: R$2,325.3 million

The chart below shows the EBITDA growth for each business unit.

EBITDA Growth (R$ Million) – 4Q06 compared to 4Q05

Fourth Quarter 2006 Results March 1, 2007 Page 4

Brazil

The AmBev Brazil business unit reached an EBITDA of R$1,565.1 million (+18.7%), representing 67.3% of AmBev’s consolidated EBITDA.

Brazil Results	Beer			CSD & Nanc			Malt and By-products			Total
R$million	4Q06	4Q05	% Chg.	4Q06	4Q05	% Chg.	4Q06	4Q05	% Chg.	4Q06	4Q05	% Chg.
Volume (‘000 hl)	19,924	19,208	3.7%	6,650	6,305	5.5%	n.a	n.a	n.a	26,574	25,513	4.2%
Net Revenue	2,745.2	2,530.4	8.5%	538.3	501.5	7.3%	24.5	22.4	9.2%	3,308.0	3,054.3	8.3%
Net Revenue/hl	137.8	131.7	4.6%	81.0	79.5	1.8%	n.a	n.a	n.a	124.5	119.7	4.0%
COGS	(783.3)	(795.1)	-1.5%	(265.4)	(253.2)	4.8%	(4.0)	(4.5)	-12.8%	(1,052.7)	(1,052.8)	0.0%
COGS/hl	(39.3)	(41.4)	-5.0%	(39.9)	(40.2)	-0.6%	n.a	n.a	n.a	(39.6)	(41.3)	-4.0%
Gross Profit	1,961.9	1,735.3	13.1%	272.9	248.4	9.9%	20.5	17.9	14.8%	2,255.3	2,001.5	12.7%
Gross Margin	71.5%	68.6%	290 bps	50.7%	49.5%	120 bps	83.9%	79.8%	410 bps	68.2%	65.5%	260 bps
SG&A excl. deprec. & amort.	(622.0)	(615.3)	1.1%	(105.7)	(107.1)	-1.3%	(0.9)	(0.7)	18.4%	(728.7)	(723.2)	0.8%
SG&A deprec. & amort.	(104.6)	(180.9)	-42.2%	(34.9)	(58.9)	-40.8%	0.0	0.0	n.a.	(139.5)	(239.8)	-41.8%
SG&A Total	(726.7)	(796.2)	-8.7%	(140.6)	(166.1)	-15.3%	(0.9)	(0.7)	18.4%	(868.2)	(963.0)	-9.8%
% of Net Revenue	26.5%	31.5%	-500 bps	26.1%	33.1%	-700 bps	3.6%	3.3%	30 bps	26.2%	31.5%	-530 bps
EBIT	1,235.2	939.1	31.5%	132.3	82.3	60.7%	19.7	17.1	14.7%	1,387.1	1,038.5	33.6%
EBIT Margin	45.0%	37.1%	790 bps	24.6%	16.4%	820 bps	80.3%	76.5%	380 bps	41.9%	34.0%	790 bps
EBITDA	1,372.9	1,154.2	18.9%	172.5	147.4	17.0%	19.7	17.1	14.7%	1,565.1	1,318.8	18.7%
EBITDA Margin	50.0%	45.6%	440 bps	32.1%	29.4%	270 bps	80.3%	76.5%	380 bps	47.3%	43.2%	410 bps

Beer Brazil

Volume

The beer sales volumes reached 19.9 million hectoliters (+3.7%). This result reflects the growth of the Brazilian market and AmBev’s lower average market share (4Q06: 68.9%; 4Q05: 69.1%), as estimated by ACNielsen.

Net Revenue

Net revenue for Beer Brazil operation reached R$2,745.2 million in 4Q06 (+8.5%). Such increase was a consequence of (i) higher sales volume (+3.7%) and (ii) higher revenues per hectoliter (+4.6%).

Revenues per hectoliter were R$137.8 (+4.6%). The main factors accounting for such increase were (i) higher prices in 4Q06 compared to 4Q05 (price increase in December 2005); (ii) the volume growth through AmBev’s direct distribution structure; and (iii) the growth of premium brands (Bohemia: + 22.3%; Original: + 31.6%). Compared to 3Q06, revenue per hectoliter was flat.

Cost of Goods Sold (COGS)

COGS for the Beer Brazil operation totaled R$783.3 million in 4Q06 (-1.5%). COGS per hectoliter decreased 5.0% (4Q06: R$39.3; 4Q05: R$41.4), mainly due to the lower implicit exchange rate, which offset the increase in the commodities cost. Compared to 3Q06, COGS per hectoliter has kept stable.

Gross Profit

Gross profit for Beer Brazil reached R$1,961.9 million (+13.1%). Gross margin reached 71.5%, an expansion of 290 bps.

SG&A

SG&A expenses for Beer Brazil amounted to R$726.7 million (-8.7%).

Fourth Quarter 2006 Results March 1, 2007 Page 5

SG&A depreciation and amortization expense totaled R$104.6 million (-42.2%). This reduction was due to the new recording criteria of the InBev Brasil merger adopted in 3Q06.

Excluding depreciation and amortization expense, SG&A of Beer Brazil reached R$622.0 million (+1.1%). The main drivers of this increase were (i) higher sales volume and (ii) an increase in direct distribution, partially offset by (iii) fixed cost increases below inflation; and (iv) lower marketing expenses due to the new allocation criteria.

The change in the marketing and sales expenses allocation criteria occurred at the beginning of 2006, when we moved from allocation according to the year’s volume curve to allocation according to the actual occurrence of the expense. Such change resulted in a higher marketing expense allocated during the World Cup (2Q06) and lower marketing expenses in the 4Q06 than 4Q05. In the full year 2006, SG&A expenses, excluding depreciation and amortization of Beer Brazil, grew 8.4% in relation to 2005.

EBIT and EBITDA

Beer Brazil’s EBIT totaled R$1,235.2 million (+31.5%). EBIT margin increased by 790 bps, reaching 45.0%. It is worth mentioning that the change in the method of recording the InBev Brasil merger significantly reduced depreciation and amortization expense, and this is the main reason for the EBIT growth.

EBITDA for Beer Brazil amounted to R$1,372.9 million (+18.9%), and EBITDA margin grew to 50.0% (+440 bps).

CSD & Nanc

Volume

Sales volume reached 6.7 million hectoliters (+5.5%), as a result of the combination of the growth in the soft drinks market and a lower average market share (4Q06: 16.9%; 4Q05: 17.5%) as estimated by ACNielsen.

Net Revenues

CSD & Nanc business segment recorded net revenues of R$538.3 million (+7.3%), boosted by growth of sales volumes and higher net revenues per hectoliter.

Net revenues per hectoliter increased 1.8% (4Q06: R$81.0; 4Q05: R$79.5), being positively impacted by the price increases carried out throughout the year, offset by a higher share of multi-serve packages of 2.0 and 2.5 liters (PET).

COGS

COGS for CSD & Nanc reached R$265.4 million (+4.8%), as a result of a 5.5% growth in sales volume and a 0.6% decrease in COGS per HL (4Q06: R$39.9; 4Q05: R$40.2). The decrease of COGS per hectoliter was positively impacted by (i) the lower implicit dollar rate; (ii) the higher share of multi-serve packages mix of 2.0 and 2.5 liters (PET); (iii) fixed costs dilution due to the volume increase; and negatively impacted by higher commodity costs. When compared to 3Q06, COGS per hectoliter decreased 7.0%.

Gross Profit

Gross profit in the CSD & Nanc business segment totaled R$272.9 million (+9.9%), while the gross margin expanded by 120 bps, reaching 50.7%.

Fourth Quarter 2006 Results March 1, 2007 Page 6

SG&A

SG&A expenses in the CSD & Nanc operation amounted to R$140.6 million (-15.3%).

Depreciation and amortization expenses related to SG&A of CSD & Nanc amounted to R$34.9 million (-40.8%). This reduction was due to the new recording criteria of the InBev Brasil merger, adopted as from 3Q06.

Excluding depreciation and amortization, SG&A expenses of CSD & Nanc reached R$105.7 million (-1.3%). The main reasons for this decrease were (i) the higher sales volume; (ii) the increase in direct distribution; more than offset by (iii) an increase in fixed costs below inflation; and (iv) lower marketing expenses due to the new allocation criteria (the same effect observed in Beer Brazil).

EBIT and EBITDA

EBIT for CSD & Nanc totaled R$132.3 million (+60.7%). EBIT margin increased by 820 bps, and stood at 24.6%.

EBITDA for the segment reached R$172.5 million (+17.0%), and EBITDA margin increased by 270 bps to 32.1%.

Malt and By-Products

Net revenues for malt and by-products reached R$24.5 million (+9.2%). The operation’s EBIT and EBITDA were R$19.7 million (+14.7%).

Fourth Quarter 2006 Results March 1, 2007 Page 7

Hispanic Latin America – HILA

HILA operations reached an EBITDA of R$369.8 million (+99.2%), accounting for 15.9% of AmBev’s consolidated EBITDA.

HILA Consol. Results	Quinsa				HILA-ex				Total
R$ million	4Q06	4Q05	% Chg.		4Q06	4Q05	% Chg.		4Q06	4Q05	% Chg.
Volume (‘000 hl)	9,199	8,166	12.6%		1,791	1,979	-9.5%		10,990	10,146	8.3%
Net Revenue	833.9	433.5	92.4%		201.4	216.2	-6.9%		1,035.3	649.7	59.3%
Net Revenue/hl	90.7	89.8	1.0%		112.4	109.2	2.9%		94.2	95.4	-1.3%
COGS	(318.3)	(167.8)	89.7%		(125.1)	(118.7)	5.3%		(443.4)	(286.6)	54.7%
COGS/hl	(34.6)	(34.8)	-0.4%		(69.8)	(60.0)	16.4%		(40.3)	(42.1)	-4.1%
Gross Profit	515.6	265.7	94.0%		76.3	97.5	-21.7%		591.9	363.2	63.0%
Gross Margin	61.8%	61.3%	50	bps	37.9%	45.1%	-720	bps	57.2%	55.9%	130	bps
SG&A excl. deprec. & amort.	(164.5)	(89.7)	83.3%		(104.7)	(112.2)	-6.7%		(269.2)	(201.9)	33.3%
SG&A deprec. & amort.	(21.3)	(10.9)	95.5%		(17.1)	(14.6)	17.6%		(38.4)	(25.5)	51.0%
SG&A Total	(185.7)	(100.6)	84.6%		(121.9)	(126.8)	-3.9%		(307.6)	(227.4)	35.3%
% of Net Revenue	22.3%	23.2%	-90	bps	60.5%	58.6%	190	bps	29.7%	35.0%	-530	bps
EBIT	329.9	165.1	99.8%		(45.6)	(29.3)	55.6%		284.3	135.8	109.3%
EBIT Margin	39.6%	38.1%	150	bps	-22.6%	-13.6%	-910	bps	27.5%	20.9%	660	bps
EBITDA	382.5	193.7	97.5%		(12.8)	(8.0)	n.m.		369.8	185.7	99.2%
EBITDA Margin	45.9%	44.7%	120	bps	-6.3%	-3.7%	n.m.		35.7%	28.6%	710	bps

Note: 4Q05 volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency assure consistency

Quinsa

The consolidation of Quinsa’s results was 100% in 4Q06 (4Q05: 59.1%), and yielded an EBITDA of R$382.5 million (+97.5%) for the Company.

Quinsa Results	Beer				CSD				Total
R$ million	4Q06	4Q05	% Chg.		4Q06	4Q05	% Chg.		4Q06	4Q05	% Chg.
Volume (‘000 hl)	5,892	5,271	11.8%		3,306	2,896	14.2%		9,199	8,166	12.6%
Net Revenue	617.9	322.4	91.6%		216.0	111.1	94.4%		833.9	433.5	92.4%
Net Revenue/hl	104.9	103.5	1.4%		65.3	64.9	0.7%		90.7	89.8	1.0%
COGS	(181.4)	(99.0)	83.2%		(136.8)	(68.8)	98.9%		(318.3)	(167.8)	89.7%
COGS/hl	(30.8)	(31.8)	-3.1%		(41.4)	(40.2)	3.0%		(34.6)	(34.8)	-0.4%
Gross Profit	436.5	223.4	95.4%		79.2	42.3	87.1%		515.6	265.7	94.0%
Gross Margin	70.6%	69.3%	130	bps	36.6%	38.1%	-140	bps	61.8%	61.3%	50	bps
SG&A excl. deprec. & amort.	(117.1)	(66.5)	76.1%		(47.4)	(23.3)	103.7%		(164.5)	(89.7)	83.3%
SG&A deprec. & amort.	(16.8)	(8.9)	89.7%		(4.5)	(2.0)	121.2%		(21.3)	(10.9)	95.5%
SG&A Total	(133.9)	(75.3)	77.7%		(51.8)	(25.3)	105.1%		(185.7)	(100.6)	84.6%
% of Net Revenue	21.7%	23.4%	-170	bps	24.0%	22.8%	120	bps	22.3%	23.2%	-90	bps
EBIT	302.6	148.1	104.3%		27.3	17.0	60.5%		329.9	165.1	99.8%
EBIT Margin	49.0%	45.9%	300	bps	12.6%	15.3%	-270	bps	39.6%	38.1%	150	bps
EBITDA	346.0	172.6	100.5%		36.6	21.1	73.3%		382.5	193.7	97.5%
EBITDA Margin	56.0%	53.5%	250	bps	16.9%	19.0%	-210	bps	45.9%	44.7%	120	bps

Note: 4Q05 volumes refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per hl figures, proportional volumes were used to assure consistency.

Fourth Quarter 2006 Results March 1, 2007 Page 8

In US dollars, total standalone Quinsa EBITDA increased by 23.6%. The following analysis is based upon total Quinsa results in US dollars.

Quinsa Results	Beer				CSD				Total
US$million	4Q06	4Q05	% Chg.		4Q06	4Q05	% Chg.		4Q06	4Q05	% Chg.
Volume (‘000 hl)	5,892	5,271	11.8%		3,306	2,896	14.2%		9,199	8,166	12.6%
Net Revenue	287.1	239.6	19.8%		100.4	82.6	21.6%		387.5	322.2	20.3%
Net Revenue/hl	48.7	45.5	7.2%		30.4	28.5	6.5%		42.1	39.5	6.8%
COGS	(84.3)	(73.6)	14.6%		(63.6)	(51.1)	24.4%		(147.9)	(124.7)	18.6%
COGS/hl	(14.3)	(14.0)	2.5%		(19.2)	(17.7)	8.9%		(16.1)	(15.3)	5.3%
Gross Profit	202.8	166.0	22.2%		36.8	31.4	17.0%		239.6	197.4	21.4%
Gross Margin	70.6%	69.3%	140	bps	36.6%	38.1%	-140	bps	61.8%	61.3%	50	bps
SG&A excl. deprec. & amort.	(54.4)	(49.5)	10.0%		(22.0)	(15.2)	44.7%		(76.4)	(64.7)	18.1%
SG&A deprec. & amort.	(7.8)	(6.6)	17.6%		(2.1)	(1.5)	37.1%		(9.9)	(8.2)	21.2%
SG&A Total	(62.2)	(56.1)	10.9%		(24.1)	(16.7)	44.0%		(86.3)	(74.9)	15.2%
% of Net Revenue	21.7%	23.4%	-180	bps	24.0%	20.3%	370	bps	22.3%	23.3%	-100	bps
EBIT	140.6	109.9	28.0%		12.7	14.7	-13.6%		153.3	122.5	25.1%
EBIT Margin	49.0%	45.9%	310	bps	12.6%	17.8%	-520	bps	39.6%	38.0%	150	bps
EBITDA	160.8	128.2	25.4%		17.0	15.7	8.5%		177.8	143.8	23.6%
EBITDA Margin	56.0%	53.5%	250	bps	16.9%	19.0%	-200	bps	45.9%	44.6%	120	bps

Volume

Sales volume reached 9.2 million hectoliters (+12.6%). Major highlights were beer in Bolivia and CSD in Argentina.

Net Revenues

The net revenue growth in Quinsa was achieved through sales volume growth (11.8% in beer and 14.2% in soft drinks) and higher net revenues per hectoliter. Revenues per hectoliter was driven by price per hectoliter increases in local currency, although in Argentina the price increased below inflation, but was compensated by the appreciation of local currencies against the US Dollar.

COGS

The increase in COGS was a result of (i) an 12.6% increase in sales volume and (ii) a 5.3% increase in Quinsa’s COGS per HL recorded in US dollars (4Q06: US$16.1; 4Q05: US$15.3) due to an increase in aluminum, sugar, energy and wages costs.

General, administrative and marketing expenses (SG&A)

The increase in SG&A expenses of 15.2% resulted from the combination of (i) higher volume (+12.6%); (ii) wages increase; (iii) higher freight costs; and (iv) appreciation of local currencies against the US dollar .

EBITDA

Quinsa beer operations delivered an EBITDA increase of 25.4%, reaching US$160.8 million.

Quinsa soft drinks operations delivered an EBITDA increase of 8.5%, reaching US$17.0 million.

Fourth Quarter 2006 Results March 1, 2007 Page 9

HILA-ex Quinsa

AmBev’s operations in Northern Latin America (HILA-ex) reported a negative EBITDA of R$12.8 million.

HILA-ex Results	Beer				CSD				Total
R$ million	4Q06	4Q05	% Chg.		4Q06	4Q05	% Chg.		4Q06	4Q05	% Chg.
Volume (‘000 hl)	873	1,059	-17.6%		918	920	-0.2%		1,791	1,979	-9.5%
Net Revenue	125.7	148.6	-15.4%		75.7	67.6	12.0%		201.4	216.2	-6.9%
Net Revenue/hl	143.9	140.3	2.6%		82.5	73.5	12.2%		112.4	109.2	2.9%
COGS	(72.6)	(74.2)	-2.1%		(52.5)	(44.6)	17.8%		(125.1)	(118.7)	5.3%
COGS/hl	(83.1)	(70.0)	18.8%		(57.2)	(48.5)	18.0%		(69.8)	(60.0)	16.4%
Gross Profit	53.1	74.4	-28.7%		23.2	23.0	0.7%		76.3	97.5	-21.7%
Gross Margin	42.2%	50.1%	-790	bps	30.6%	34.1%	-340	bps	37.9%	45.1%	-720	bps
SG&A excl. deprec. & amort.	(70.8)	(81.7)	-13.4%		(34.0)	(30.5)	11.4%		(104.7)	(112.2)	-6.7%
SG&A deprec. & amort.	(11.0)	(8.9)	24.0%		(6.1)	(5.7)	7.7%		(17.1)	(14.6)	17.6%
SG&A Total	(81.8)	(90.6)	-9.7%		(40.1)	(36.2)	10.8%		(121.9)	(126.8)	-3.9%
% of Net Revenue	65.1%	61.0%	410	bps	52.9%	53.5%	-50	bps	60.5%	58.6%	190	bps
EBIT	(28.7)	(16.2)	77.5%		(16.9)	(13.1)	28.6%		(45.6)	(29.3)	55.6%
EBIT Margin	-22.8%	-10.9%	-1200	bps	-22.3%	-19.4%	-290	bps	-22.6%	-13.6%	-910	bps
EBITDA	(6.4)	(3.1)	n.m.		(6.4)	(4.9)	n.m.		(12.8)	(8.0)	n.m.
EBITDA Margin	-5.1%	-2.1%	n.m.		-8.5%	-7.2%	n.m.		-6.3%	-3.7%	n.m.

Net Revenues

The decrease in the net revenues was positively impacted by the growth in revenues per hectoliter in local currency and negatively impacted by the 9.5% sales volumes decrease.

COGS

The increase in COGS (+5.3%) was mainly a consequence of a 16.4% increase in COGS per HL (4Q06: R$69.8; 4Q05: R$60.0), mainly attributable to higher sugar and bottle prices, offset by lower volumes.

SG&A

The decrease in the SG&A expenses was mainly a consequence of efficiency gains in operations and lower marketing expenses in beer, due to lower volume.

EBITDA

The HILA-ex beer operations recorded a negative EBITDA of R$6.4 million, compared to a negative result of R$3.1 million in 4Q05.

The HILA-ex EBITDA for soft drink operations was negative R$6.4 million, compared to a negative result of R$4.9 million in 4Q05.

Fourth Quarter 2006 Results March 1, 2007 Page 10

North America

Labatt, AmBev’s operation in North America, delivered a 4Q06 EBITDA of R$390.4 million (+1.4%). In Canadian dollars, EBITDA reached CAD$206.9 million (+4.7%).

North America Results
R$ million	4Q06	4Q05	% Chg.
Volume (‘000 hl)	2,686	2,646	1.5%
Domestic Volume	2,219	2,216	0.2%
Exports Volume	467	430	8.6%
Net Revenues	926.2	944.3	-1.9%
Net Revenues/hl	344.8	356.9	-3.4%
COGS	(299.9)	(307.9)	-2.6%
COGS/hl	(111.7)	(116.4)	-4.1%
Gross Profit	626.3	636.4	-1.6%
Gross Margin	67.6%	67.4%	20	bps
SG&A excl. deprec. & amort.	(282.5)	(289.5)	-2.4%
SG&A deprec. & amort.	(17.1)	(22.2)	-23.0%
SG&A Total	(299.6)	(311.7)	-3.9%
% of Net Revenues	32.3%	33.0%	-70	bps
EBIT	326.7	324.7	0.6%
EBIT Margin	35.3%	34.4%	90	bps
EBITDA	390.4	384.9	1.4%
EBITDA Margin	42.1%	40.8%	140	bps

North America Results
CAD$ million	4Q06	4Q05	% Chg.
Volume (‘000 hl)	2,686	2,646	1.5%
Domestic Volume	2,219	2,216	0.2%
Exports Volume	467	430	8.6%
Net Revenues	490.5	486.5	0.8%
Net Revenues/hl	182.6	183.9	-0.7%
Domestic Net Revenues	463.1	462.1	0.2%
Exports Net Revenues	27.3	24.4	12.2%
Domestic Net Revenues/hl	208.7	208.6	0.1%
Exports Net Revenues/h1	58.5	56.7	3.3%
COGS	(158.8)	(159.1)	-0.2%
COGS/hl	(59.1)	(60.1)	-1.7%
Gross Profit	331.7	327.4	1.3%
Gross Margin	67.6%	67.3%	30	bps
SG&A excl. deprec. & amort.	(149.4)	(149.6)	-0.1%
SG&A deprec. & amort.	(9.1)	(11.4)	-20.3%
SG&A Total	(158.5)	(161.0)	-1.6%
% of Net Revenues	32.3%	33.1%	-80	bps
EBIT	173.2	166.4	4.1%
EBIT Margin	35.3%	34.2%	110	bps
EBITDA	206.9	197.6	4.7%
EBITDA Margin	42.2%	40.6%	160	bps

Fourth Quarter 2006 Results March 1, 2007 Page 11

Volume

Labatt volume grew 1.5%, due to a combination of a 0.2% growth in domestic volume and a 8.6% growth in export volume.

Net Revenues

Labatt’s net revenues of R$926.2 million (-1.9%) were positively impacted by the growth of sales volumes, and negatively impacted by lower net revenues per hectoliter. In Canadian dollars, revenues grew 0.8%, reaching CAD$490.5 million.

In Reais, net revenues per hectoliter decreased 3.4% (4Q06: R$344.8; 4Q05: R$356.9). In Canadian dollars, revenues per hectoliter decreased 0.7% (4Q06: CAD$182.6; 4Q05: CAD$183.9), reflecting (i) a growth of 0.1% in revenues per hectoliter in the domestic segment (4Q06: CAD$208.7; 4Q05: CAD$208.6); (ii) a growth of 3.3% in revenues per hectoliter in the export segment (4Q06: CAD$58.5; 4Q05: CAD$56.7) and (iii) a smaller mix of domestic sales (4Q06: 82.6%; 4Q05: 83.7%).

Revenues per hectoliter grew in all regions compared to 4Q05, although the higher volume growth concentrated in the Prairies and British Columbia regions, where revenues per hectoliter are lower, yielded an overall stable domestic net revenue per hectoliter (4Q06: CAD$208.7; 4Q05: CAD$208.6). Compared to 3Q06, the competitive market environment yielded a lower net revenue per hectoliter (3Q06:CAD$211.2)

COGS

Labatt’s COGS reached R$299.9 million (-2.6%) and CAD$158.8 million in Canadian dollars (-0.2%), the result of a 1.5% increase in sales volume and a 1.7% decrease in COGS per hectoliter (4Q06: CAD$59.1; 4Q05:  CAD$60.1). The decrease in COGS per hectoliter is explained by gains in plant efficiency and procurement benefits partially offset by the higher share of imported products within the mix. Compared to 3Q06, COGS per hectoliter increased 10.8% mostly due to lower volume causing lower fixed costs absorption.

Gross Profit

Gross profit reached R$626.3 million (-1.6%). In Canadian dollars, gross profit reached CAD$331.7 million (+1.3%), with gross margin growing by 30 bps, reaching 67.6%.

SG&A

SG&A expenses amounted to R$299.6 million (-3.9%). In Canadian dollars, SG&A reached CAD$158.5 million (-1.6%).

Excluding depreciation and amortization, Labatt’s SG&A reached CAD$149.4 (-0.1%). This result was obtained (i) through the continuous application of ZBB in the several SG&A lines (ii) higher efficiency in marketing expenses; partially offset by (iii) a higher bonus provision.

EBIT and EBITDA

Labatt’s EBIT reached R$326.7 million (+0.6%). The EBIT margin grew by 90 bps, reaching 35.3%. In Canadian dollars, EBIT reached CAD$173.2 (+4.1%), and the EBIT margin grew by 110 bps, reaching 35.3%.

EBITDA reached R$390.4 million (+1.4%), and EBITDA margin grew by 140 bps to 42.1%. In Canadian dollars, EBITDA reached CAD$206.9 (+4.7%), and EBITDA margin grew by 160 bps, reaching 42.2%.

Fourth Quarter 2006 Results March 1, 2007 Page 12

AMBEV – CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, HILA and North America business units comprise our consolidated financial statements.

Volume (million hectoliters)

Revenues per HL (R$)	COGS per HL (R$)

EBITDA (R$ MM)	EBITDA Margin (%)

Fourth Quarter 2006 Results March 1, 2007 Page 13

Volume

AmBev’s consolidated volume reached 40.2 million hectoliters in 4Q06, 5.1% above the volume accumulated in 4Q05. The table below shows the volume breakdown by business unit, as well as the respective variation rates.

Volume	4Q06		4Q05		% Change
	(000 hl)	% Total	(000 hl)	% Total
Brazil	26,573.8	66.0%	25,513.2	66.6%	4.2%
Beer Brazil	19,924.0	49.5%	19,207.7	50.1%	3.7%
CSD & Nanc Brazil	6,649.8	16.5%	6,305.5	16.5%	5.5%
Malt and By-products	—	0.0%	—	0.0%	0.0%
HILA	10,989.8	27.3%	10,145.8	26.5%	8.3%
Quinsa	9,198.8	22.9%	8,166.4	21.3%	12.6%
Beer	5,892.5	14.6%	5,270.6	13.8%	11.8%
Soft drinks	3,306.3	8.2%	2,895.8	7.6%	14.2%
HILA-ex	1,791.1	4.4%	1,979.4	5.2%	-9.5%
Beer	873.0	2.2%	1,059.4	2.8%	-17.6%
Soft drinks	918.0	2.3%	920.1	2.4%	-0.2%
North America	2,686.2	6.7%	2,645.8	6.9%	1.5%

Consolidated	40,249.8	100.0%	38,304.8	100.0%	5.1%

Brazil

The volume of operations in Brazil totaled 26.6 million hectoliters (+4.2%), accounting for 66.0% of AmBev’s consolidated volume, of which the beer operation was responsible for 49.5% (19.9 million hectoliters), and the soft drink segment for 16.5% (6.6 million hectoliters).

Hispanic Latin America – HILA

HILA’s volume amounted to 11.0 million hectoliters (+8.3%), accounting for 27.3% of the consolidated volume in 4Q06. Quinsa was responsible for 22.9%, totaling 9.2 million hectoliters (+12.6%), whereas the Company’s operations in HILA-ex accounted for 4.4% of the consolidated volume at 1.8  million hectoliters (-9.5%).

North America

Labatt’s volume accounted for 6.7% of AmBev’s consolidated volume in 4Q06, totaling 2.6 million hectoliters (+1.5%).

Fourth Quarter 2006 Results March 1, 2007 Page 14

Net Revenue

AmBev’s net revenue reached R$5,269.5 million (+13.4%). The table below shows details of net revenues per business unit.

Net Revenues	4Q06		4Q05		% Change
	R$ million	% Total	R$ million	% Total
Brazil	3,308.0	62.8%	3,054.3	65.7%	8.3%
Beer Brazil	2,745.2	52.1%	2,530.4	54.4%	8.5%
CSD & Nanc Brazil	538.3	10.2%	501.5	10.8%	7.3%
Malt and By-products	24.5	0.5%	22.4	0.5%	9.2%
HILA	1,035.3	19.6%	649.7	14.0%	59.3%
Quinsa	833.9	15.8%	433.5	9.3%	92.4%
Beer	617.9	11.7%	322.4	6.9%	91.6%
Soft drinks	216.0	4.1%	111.1	2.4%	94.4%
HILA-ex	201.4	3.8%	216.2	4.7%	-6.9%
Beer	125.7	2.4%	148.6	3.2%	-15.4%
Soft drinks	75.7	1.4%	67.6	1.5%	12.0%
North America	926.2	17.6%	944.3	20.3%	-1.9%

Consolidated	5,269.5	100.0%	4,648.3	100.0%	13.4%

Brazil

The Brazil operations accounted for 62.8% of AmBev’s consolidated net revenues, totaling R$3,308.0 million (+8.3%). The beer operation contributed with R$2,745.2 million (+8.5%), whereas the CSD & Nanc segment reached net revenues of R$538.3 million (+7.3%); the malt and by-products operation posted net revenues of R$24.5 million (+9.2%).

Hispanic Latin America – HILA

The operations of the Hispanic Latin America division (HILA) accounted for 19.6% of the Company’s consolidated net revenues, totaling R$1,035.3 million (+59.3%). AmBev’s 100% consolidation of Quinsa in the quarter led to a result of R$833.9 million (+92.4%), whereas the Company’s operations in the north of Latin America (HILA-ex) recorded net revenues of R$201.4 million (-6.9%).

North America

AmBev’s operation in North America, through Labatt, accounted for 17.6% of the consolidated net revenues, totaling R$926.2 million.

Fourth Quarter 2006 Results March 1, 2007 Page 15

Cost of Goods Sold (COGS)

AmBev recorded R$1,796.0 million in COGS (+9.0%).  The table below shows details on cost of goods sold per business unit.

COGS	4Q06			4Q05			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	(1,052.7)	58.6%	31.8%	(1,052.8)	63.9%	34.5%	0.0%
Beer Brazil	(783.3)	43.6%	28.5%	(795.1)	48.3%	31.4%	-1.5%
CSD & Nanc Brazil	(265.4)	14.8%	49.3%	(253.2)	15.4%	50.5%	4.8%
Malt and By-products	(4.0)	0.2%	16.1%	(4.5)	0.3%	20.2%	-12.8%
HILA	(443.4)	24.7%	42.8%	(286.6)	17.4%	44.1%	54.7%
Quinsa	(318.3)	17.7%	38.2%	(167.8)	10.2%	38.7%	89.7%
Beer	(181.4)	10.1%	29.4%	(99.0)	6.0%	30.7%	83.2%
Soft drinks	(136.8)	7.6%	63.4%	(68.8)	4.2%	61.9%	98.9%
HILA-ex	(125.1)	7.0%	62.1%	(118.7)	7.2%	54.9%	5.3%
Beer	(72.6)	4.0%	57.8%	(74.2)	4.5%	49.9%	-2.1%
Soft drinks	(52.5)	2.9%	69.4%	(44.6)	2.7%	65.9%	17.8%
North America	(299.9)	16.7%	32.4%	(307.9)	18.7%	32.6%	-2.6%

Consolidated	(1,796.0)	100.0%	34.1%	(1,647.3)	100.0%	35.4%	9.0%

Brazil

COGS for the Brazil operation were flat at R$1,052.7 million , representing 58.6% of AmBev’s consolidated COGS, of which the R$783.3 million (-1.5%) of the beer operations accounted for 43.6%; the R$265.4 million (+4.8%) of the CSD & Nanc segment accounted for 14.8%; and the R$4.0 million (-12.8%) of the malt and by-products operation accounted for 0.2%.

Hispanic Latin America – HILA

COGS for the HILA business unit accounted for 24.7% of the consolidated COGS, accumulating R$443.4 million (+54.7%). Quinsa was responsible for 17.7% of total COGS, mainly due to AmBev’s increased consolidation for Quinsa (4Q06: 100%; 4Q05: 59.1%), recording R$318.3 million (+89.7%). Operations in HILA-ex posted R$125.1 million (+5.3%), accounting for 7.0% of the total.

North America

COGS recorded in Labatt accounted for 16.7% of AmBev’s consolidated COGS, amounting to R$299.9 million.

Fourth Quarter 2006 Results March 1, 2007 Page 16

Gross Profit

The following table presents the gross profit breakdown per business unit, as well as the respective margins and variations. The highlight is the 130 bps increase obtained on the consolidated contribution margin, reaching 65.9%.

Gross Profit	4Q06			4Q05			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	2,255.3	64.9%	68.2%	2,001.5	66.7%	65.5%	12.7%
Beer Brazil	1,961.9	56.5%	71.5%	1,735.3	57.8%	68.6%	13.1%
CSD & Nanc Brazil	272.9	7.9%	50.7%	248.4	8.3%	49.5%	9.9%
Malt and By-products	20.5	0.6%	83.9%	17.9	0.6%	79.8%	14.8%
HILA	591.9	17.0%	57.2%	363.2	12.1%	55.9%	63.0%
Quinsa	515.6	14.8%	61.8%	265.7	8.9%	61.3%	94.0%
Beer	436.5	12.6%	70.6%	223.4	7.4%	69.3%	95.4%
Soft drinks	79.2	2.3%	36.6%	42.3	1.4%	38.1%	87.1%
HILA-ex	76.3	2.2%	37.9%	97.5	3.2%	45.1%	-21.7%
Beer	53.1	1.5%	42.2%	74.4	2.5%	50.1%	-28.7%
Soft drinks	23.2	0.7%	30.6%	23.0	0.8%	34.1%	0.7%
North America	626.3	18.0%	67.6%	636.4	21.2%	67.4%	-1.6%

Consolidated	3,473.5	100.0%	65.9%	3,001.1	100.0%	64.6%	15.7%

Fourth Quarter 2006 Results March 1, 2007 Page 17

SG&A

AmBev’s SG&A expenses totaled R$1,475.4 million (-1.8%). This decrease was due to, among other factors, by the change, as from 3Q06, in the recording of the deferred assets from the InBev Brasil merger. The table below shows details on SG&A, as well as the respective variation rates.

SG&A	4Q06			4Q05			% Change
	R$ million	% Total	% Net Rev.	R$ million	% Total	% Net Rev.
Brazil	(868.2)	58.8%	34.0%	(963.0)	64.1%	41.4%	-9.8%
Beer Brazil	(726.7)	49.3%	34.9%	(796.2)	53.0%	42.0%	-8.7%
CSD & Nanc Brazil	(140.6)	9.5%	32.8%	(166.1)	11.1%	43.3%	-15.3%
Malt and By-products	(0.9)	0.1%	2.1%	(0.7)	0.0%	1.6%	18.4%
HILA	(307.6)	20.9%	44.8%	(227.4)	15.1%	48.2%	35.3%
Quinsa	(185.7)	12.6%	37.7%	(100.6)	6.7%	37.3%	84.6%
Beer	(133.9)	9.1%	37.2%	(75.3)	5.0%	37.7%	77.7%
Soft drinks	(51.8)	3.5%	39.2%	(25.3)	1.7%	36.1%	105.1%
HILA-ex	(121.9)	8.3%	62.8%	(126.8)	8.4%	62.9%	-3.9%
Beer	(81.8)	5.5%	71.0%	(90.6)	6.0%	71.9%	-9.7%
Soft drinks	(40.1)	2.7%	50.8%	(36.2)	2.4%	47.9%	10.8%
North America	(299.6)	20.3%	27.3%	(311.7)	20.8%	28.0%	-3.9%

Consolidated	(1,475.4)	100.0%	34.0%	(1,502.1)	100.0%	38.4%	-1.8%

Brazil

SG&A expenses for the Brazil operations amounted to R$868.2 million (-9.8%), representing 58.8% of AmBev’s consolidated SG&A expenses. The beer operation accounted for 49.3% of the total amount, with R$726.7 million (-8.7%), the CSD & Nanc segment accounted for 9.5% of the total with R$140.6 million  (-15.3%), and the malt and by-products sale operation accounted for 0.1% of total with R$0.9 million (18.4%).

Hispanic Latin America – HILA

SG&A expenses for the HILA business unit represented 20.9% of SG&A consolidated expenses, accumulating R$307.6 million (+35.3%). HILA’s increased share in SG&A expenses is mainly due to AmBev’s higher consolidation of Quinsa (4Q06: 100%; 4Q05: 59.1%), with Quinsa accounting for 12.6% of total SG&A, recording R$185.7 million (+84.6%). The Company’s operations in the north of Latin America recorded R$121.9 million (-3.9%), which represented 8.3% of the consolidated amount.

North America

SG&A recorded at Labatt accounted for 20.3% of AmBev’s consolidated SG&A, amounting to R$299.6 million (-3.9%).

Fourth Quarter 2006 Results March 1, 2007 Page 18

EBIT and EBITDA

The tables below present EBIT and EBITDA breakdown per business unit. We highlight the 350 bps increase in the consolidated EBITDA margin, from 40.6% to 44.1%.

EBIT	4Q06			4Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	1,387.1	69.4%	41.9%	1,038.5	69.3%	34.0%	33.6%
Beer Brazil	1,235.2	61.8%	45.0%	939.1	62.6%	37.1%	31.5%
CSD & Nanc Brazil	132.3	6.6%	24.6%	82.3	5.5%	16.4%	60.7%
Malt and By-products	19.7	1.0%	80.3%	17.1	1.1%	76.5%	14.7%
HILA	284.3	14.2%	27.5%	135.8	9.1%	20.9%	109.3%
Quinsa	329.9	16.5%	39.6%	165.1	11.0%	38.1%	99.8%
Beer	302.6	15.1%	49.0%	148.1	9.9%	45.9%	104.3%
Soft drinks	27.3	1.4%	12.6%	17.0	1.1%	15.3%	60.5%
HILA-ex	(45.6)	-2.3%	-22.6%	(29.3)	-2.0%	-13.6%	n.m.
Beer	(28.7)	-1.4%	-22.8%	(16.2)	-1.1%	-10.9%	n.m.
Soft drinks	(16.9)	-0.8%	-22.3%	(13.1)	-0.9%	-19.4%	n.m.
North America	326.7	16.4%	35.3%	324.7	21.7%	34.4%	0.6%

Consolidated	1,998.1	100.0%	37.9%	1,499.0	100.0%	32.2%	33.3%

EBITDA	4Q06			4Q05			% Change
	R$ million	% Total	Margin	R$ million	% Total	Margin
Brazil	1,565.1	67.3%	47.3%	1,318.8	69.8%	43.2%	18.7%
Beer Brazil	1,372.9	59.0%	50.0%	1,154.2	61.1%	45.6%	18.9%
CSD & Nanc Brazil	172.5	7.4%	32.1%	147.4	7.8%	29.4%	17.0%
Malt and By-products	19.7	0.8%	80.3%	17.1	0.9%	76.5%	14.7%
HILA	369.8	15.9%	35.7%	185.7	9.8%	28.6%	99.2%
Quinsa	382.5	16.5%	45.9%	193.7	10.3%	44.7%	97.5%
Beer	346.0	14.9%	56.0%	172.6	9.1%	53.5%	100.5%
Soft drinks	36.6	1.6%	16.9%	21.1	1.1%	19.0%	73.3%
HILA-ex	(12.8)	-0.5%	-6.3%	(8.0)	-0.4%	-3.7%	n.m.
Beer	(6.4)	-0.3%	-5.1%	(3.1)	-0.2%	-2.1%	n.m.
Soft drinks	(6.4)	-0.3%	-8.5%	(4.9)	-0.3%	-7.2%	n.m.
North America	390.4	16.8%	42.1%	384.9	20.4%	40.8%	1.4%

Consolidated	2,325.3	100.0%	44.1%	1,889.3	100.0%	40.6%	23.1%

Fourth Quarter 2006 Results March 1, 2007 Page 19

Breakdown of EBIT and Net Income

The table below shows the breakdown of the EBIT and Net Income lines, as well as the respective margins and variation rates.

CONSOLIDATED INCOME STATEMENT
	AmBev Consolidated

Corporate Law	4Q06	4Q05%
R$ million
EBIT	1,998.1	1,499.0	33.3%
% of sales	37.9%	32.2%

Provisions, Net	211.2	(13.1)	n.m.
Other Operating (Expense)	(196.9)	(170.6)	15.5%
Equity Income	0.4	0.9	-54.5%
Interest Expense	(336.8)	(376.9)	-10.6%
Interest Income	42.8	58.5	-26.9%
Net financial Result	(294.0)	(318.4)	-7.7%
Non-Operating Income (Expense)	(14.3)	(60.9)	-76.6%
Income Before Taxes	1,704.6	937.0	81.9%
Provision for Income Tax/Social Contrib.	(466.5)	(175.3)	166.0%
Provision for Profit Sharing & Bonuses	(39.8)	(82.1)	-51.6%
Minority Interest	(17.3)	17.7	n.m.

Net Income	1,181.0	697.2	69.4%
% of sales	22.4%	15.0%

Provisions for Contingencies

Provisions for contingencies shows a reversion of R$211.2 million. The main cause was the reversal of a R$232.9 million provision relating to PIS/Cofins.

Other Operating Income/Expenses

The net result of other operating income/expenses was a R$196.9 million loss. The most significant entries were:

-	Goodwill amortization relating to Labatt: R$242.8 million expense

-	Other goodwill amortizations: R$116.0 million expense

-	Gains due to equity additions: R$67.2 million

-	Exchange rate variation from investments abroad: R$136.1 million

Fourth Quarter 2006 Results March 1, 2007 Page 20

Financial Result

AmBev’s financial result in the quarter was a R$294.0 million loss. The table below details the main items within this amount:

Breakdown of Net Financial Result	4Q06	4Q05
R$ million
Financial income
Financial income on cash and cash equivalents	29.2	20.4
Foreign exchange gains (losses) on assets	(6.3)	9.2
Net gains from derivative instruments	—	16.8
Interest income on stock ownership plan	2.7	3.6
Interest on taxes, contributions and judicial deposits	2.0	3.0
Other	15.2	5.6

Total	42.8	58.5

Financial expense
Interest expense on local currency debt	85.3	23.7
Interest and Foreign Exchange gains (losses) on intercompany loans	(0.8)	(1.3)
Interest expense on foreign currency debt	124.0	71.3
Foreign exchange gains (losses) on debt	(39.5)	204.5
Net losses from derivative instruments	111.4	—
Taxes on financial transactions	32.6	36.2
Interest on contingencies and other	10.0	20.0
Other	13.9	22.5

Total	336.8	376.9

Net Financial Result	(294.0)	(318.4)

The Company emphasizes that, in line with the accounting practices adopted in Brazil, the liabilities referring to swaps and derivatives operations are recorded on an accruals basis; assets referring to the same types of operations shall be recorded in the lowest value between the market value and the accrual basis.

The Company’s total debt increased R$702.3 million when compared to 3Q06, while its cash and cash & equivalents went up by R$184.2 million. Consequently, a R$518.1 million increase in AmBev’s net debt was recorded. The Company estimates that its net debt and EBITDA Year-to-date ratio was approximately 1.0x. The table below details AmBev’s consolidated debt profile:

	4Q06	4Q06	4Q06
Debt Breakdown	Short	Long	Total
R$ million	Term	Term
Local Currency	400.4	3,178.3	3,578.7
Foreign Currency	1,704.2	4,283.7	5,987.9

Consolidated Debt	2,104.6	7,462.0	9,566.6
Cash and Equivalents, and Securities			1,765.0
Net Debt			7,801.6

Fourth Quarter 2006 Results March 1, 2007 Page 21

Non-Operating Income and Expenses

The net result from non-operating income and expenses was a loss of R$14.3 million.

Income Tax and Social Contribution

The R$466.5 million provision for income tax and social contribution in the quarter represents an actual tax rate of 28.0%. The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution	4Q06
R$ million
Net income before taxes and profit sharing	1,704.6
Provision for Profit Sharing & Bonuses	(39.8)
Net income before income tax, social contribution and minorities	1,664.8

Income tax and social contribution at nominal tax rate (34%)	(566.0)
Adjustments to effective rate:
Interest on own capital	201.4
Income from foreign non-taxable subsidiaries	(6.1)
Equity gains from subsidiaries	24.8
Amortization of non-deductible goodwill	(128.9)
Tax Retention	(3.5)
Exchange variations over investments	(41.2)
Permanent additions/reductions and other	53.0
Total income taxes and social contribution	(466.5)
Effective income tax and social contribution rate	28.0%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7
Total income taxes and social contribution excluding fiscal benefit effect	(378.8)
Effective income tax and social contribution rate adjusted for fiscal benefit	24.0%

Profit Sharing and Contributions

AmBev has provisioned R$39.8 million for employee profit sharing.

Minority Interest

Minority interests in AmBev’s subsidiaries was positive R$17.3 million.

Net Income

AmBev posted a net income of R$1,181.0 million (+69.4%). Earnings per shares were R$18.53, increasing 73.7%.

Fourth Quarter 2006 Results March 1, 2007 Page 22

Shareholding Structure

The table below shows AmBev’s shareholding structure breakdown on December 31, 2006.

AmBev Shareholding Structure
December 31st, 2006
	ON	% Outs	PN	% Outs	Total	% Outs
InBev	25,201,466,024	73.12%	11,990,037,990	40.99%	37,191,504,014	58.37%
FAHZ	5,522,991,293	16.02%	763	0.00%	5,522,992,056	8.67%
Market	3,741,887,616	10.86%	17,263,008,976	59.01%	21,004,896,592	32.96%

Outstanding	34,466,344,933	100.00%	29,253,047,729	100.00%	63,719,392,662	100.00%
Treasury	34,694,495		704,124,886		738,819,381
TOTAL	34,501,039,428		29,957,172,615		64,458,212,043

Free float bovespa	3,234,679,216	9.39%	10,954,230,576	37.45%	14,188,909,792	22.27%
Free float NYSE	507,208,400	1.47%	6,308,778,400	21.57%	6,815,986,800	10.70%

Fourth Quarter 2006 Results March 1, 2007 Page 23

RECENT FACTS

Public Offer – Quinsa

On January 25, 2007, AmBev announced that the Commission de Surveillance du Secteur Financier (“CSSF”) of Luxembourg has approved the offer document (the “Offer Document”) in relation to the voluntary offer to purchase up to 6,872,480 Class A shares and up to 8,661,207 Class B shares (including Class B shares held as American Depositary Shares (“ADSs”)) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), which represent the outstanding Class A shares and Class B shares (and Class B shares held as ADSs) that are not owned by AmBev or its subsidiaries.

The purchase price will be U.S.$3.35 per Class A share, U.S.$33.53 per Class B share (U.S.$67.07 per ADS), net to the seller in cash (less any amounts withheld under applicable tax laws), without interest, which corresponds to the same price per share paid by AmBev to Beverage Associates (BAC) Corp. (“BAC”), on August 8, 2006, in a negotiated transaction for the acquisition of BAC’s controlling interest in Quinsa.

The offer began on January 26, 2007, and had its expiration extended to 5:00 p.m., New York City time (which is 11:00p.m. Luxembour time), on Friday March 16, 2007.

All terms and conditions of the offer are described in the Offer Document, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 25th, 2007.  Shareholders of Quinsa can obtain the Offer Document and other documents that were filed with the SEC (the “Offer Documentation”) for free at http://www.sec.gov and http://www.ambev-ir.com.

Lakeport Support Agreement

On February 1st, 2007, AmBev announced that its subsidiary Labatt Brewing Company Limited (“Labatt”) has entered into a Support Agreement with Lakeport Brewing Income Fund (“Lakeport”).  Under this agreement, Labatt has agreed to offer a price of CDN$28.00 per unit of Lakeport for a total value of CDN$201.4 million.

A take-over bid circular was mailed to unit holders on February 21st, 2007 containing the terms and conditions of the offer and a recommendation from The Lakeport Board of Trustees that unit holders accept Labatt’s offer to acquire the Fund’s units subject to certain fiduciary obligations.

The offer is open for acceptance until 5:00 p.m. (Toronto time) on March 29th, 2007, unless extended or withdrawn.

The transaction is subject to notification to the Competition Bureau as is customary for transactions of this size.

Fourth Quarter 2006 Results March 1, 2007 Page 24

Buyback Program

On February 5th, 2007, Ambev announced that the members of the Company’s Board of Directors approved a share buyback program, for treasury stock purposes and/or subsequent disposition or cancellation, during the next three hundred and sixty (360) days, due on January 31, 2008, up to the aggregate amount of one billion Reais (R$1,000,000,000.00).

Fourth Quarter 2006 Results March 1, 2007 Page 25

4Q06 EARNINGS CONFERENCE CALL

Speakers	Luiz Fernando Edmond
Chief Executive Officer for Latin America
João Castro Neves
Chief Executive Officer for Quinsa
Miguel Patricio
Chief Executive Officer for North America
Graham Staley
CFO and Investor Relations Officer

Language	English

Date	March 1, 2007 (Thursday)

Time	12:00 (Brasília time)
10:00 (EST)

Phone numbers	US / International Participants	+1 973 935 8893

Code	8448089

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Fernando Tennenbaum	Isabella Amui
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acica@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Fourth Quarter 2006 Results March 1, 2007 Page 26

FOURTH QUARTER 2006 RESULTS

AmBev - Segment Financial Information
FOURTH QUARTER 2006
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Malt and By-products			Total AmBev Brazil (1)
	4Q06	4Q05%		4Q06	4Q05%		4Q06	4Q05%		4Q06	4Q05%
Volumes (000 hl)	19,924	19,208	3.7%	6,650	6,305	5.5%				26,574	25,513	4.2%

R$million
Net Sales	2,745.2	2,530.4	8.5%	538.3	501.5	7.3%	24.5	22.4	9.2%	3,308.0	3,054.3	8.3%
COGS	(783.3)	(795.1)	-1.5%	(265.4)	(253.2)	4.8%	(4.0)	(4.5)	-12.8%	(1,052.7)	(1,052.8)	0.0%
Gross Profit	1,961.9	1,735.3	13.1%	272.9	248.4	9.9%	20.5	17.9	14.8%	2,255.3	2,001.5	12.7%
SG&A	(726.7)	(796.2)	-8.7%	(140.6)	(166.1)	-15.3%	(0.9)	(0.7)	18.4%	(868.2)	(963.0)	-9.8%
EBIT	1,235.2	939.1	31.5%	132.3	82.3	60.7%	19.7	17.1	14.7%	1,387.1	1,038.5	33.6%
Depr. & Amort.	(137.7)	(215.1)	-36.0%	(40.3)	(65.1)	-38.2%	0.0	0.0	n.m.	(177.9)	(280.2)	-36.5%
EBITDA	1,372.9	1,154.2	18.9%	172.5	147.4	17.0%	19.7	17.1	14.7%	1,565.1	1,318.8	18.7%
% of Total EBITDA	59.0%	61.1%		7.4%	7.8%		0.8%	0.9%		67.3%	69.8%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.5%	-31.4%		-49.3%	-50.5%		-16.1%	-20.2%		-31.8%	-34.5%
Gross Profit	71.5%	68.6%		50.7%	49.5%		83.9%	79.8%		68.2%	65.5%
SG&A	-26.5%	-31.5%		-26.1%	-33.1%		-3.6%	-3.3%		-26.2%	-31.5%
EBIT	45.0%	37.1%		24.6%	16.4%		80.3%	76.5%		41.9%	34.0%
Depr. & Amort.	-5.0%	-8.5%		-7.5%	-13.0%		0.0%	0.0%		-5.4%	-9.2%
EBITDA	50.0%	45.6%		32.1%	29.4%		80.3%	76.5%		47.3%	43.2%

Per Hectoliter (R$/hl)
Net Sales	137.8	131.7	4.6%	81.0	79.5	1.8%				124.5	119.7	4.0%
COGS	(39.3)	(41.4)	-5.0%	(39.9)	(40.2)	-0.6%				(39.6)	(41.3)	-4.0%
Gross Profit	98.5	90.3	9.0%	41.0	39.4	4.2%				84.9	78.5	8.2%
SG&A	(36.5)	(41.5)	-12.0%	(21.2)	(26.3)	-19.7%				(32.7)	(37.7)	-13.4%
EBIT	62.0	48.9	26.8%	19.9	13.1	52.4%				52.2	40.7	28.2%
Depr. & Amort.	(6.9)	(11.2)	-38.3%	(6.1)	(10.3)	-41.4%				(6.7)	(11.0)	-39.0%
EBITDA	68.9	60.1	14.7%	25.9	23.4	11.0%				58.9	51.7	13.9%

FOURTH QUARTER 2006
	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)
	4Q06	4Q05%		4Q06	4Q05%		4Q06	4Q05%
Volumes (000 hl)	10,990	10,146	8.3%	2,686	2,646	1.5%	40,250	38,305	5.1%

R$ million
Net Sales	1,035.3	649.7	59.3%	926.2	944.3	-1.9%	5,269.5	4,648.3	13.4%
COGS	(443.4)	(286.6)	54.7%	(299.9)	(307.9)	-2.6%	(1,796.0)	(1,647.3)	9.0%
Gross Profit	591.9	363.2	63.0%	626.3	636.4	-1.6%	3,473.5	3,001.1	15.7%
SG&A	(307.6)	(227.4)	35.3%	(299.6)	(311.7)	-3.9%	(1,475.4)	(1,502.1)	-1.8%
EBIT	284.3	135.8	109.3%	326.7	324.7	0.6%	1,998.1	1,499.0	33.3%
Depr. & Amort.	(85.5)	(49.9)	71.4%	(63.7)	(60.2)	5.7%	(327.1)	(390.3)	-16.2%
EBITDA	369.8	185.7	99.2%	390.4	384.9	1.4%	2,325.3	1,889.3	23.1%
% of Total EBITDA	15.9%	9.8%		16.8%	20.4%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	1.0		100.0%	100.0%
COGS	-42.8%	-44.1%		-32.4%	(0.3)		-34.1%	-35.4%
Gross Profit	57.2%	55.9%		67.6%	0.7		65.9%	64.6%
SG&A	-29.7%	-35.0%		-32.3%	(0.3)		-28.0%	-32.3%
EBIT	27.5%	20.9%		35.3%	0.3		37.9%	32.2%
Depr. & Amort.	-8.3%	-7.7%		-6.9%	(0.1)		-6.2%	-8.4%
EBITDA	35.7%	28.6%		42.1%	0.4		44.1%	40.6%

Per Hectoliter (R$/hl)
Net Sales	94.2	95.4	-1.3%	344.8	356.9	-3.4%	130.9	132.9	-1.5%
COGS	(40.3)	(42.1)	-4.1%	(111.7)	(116.4)	-4.1%	(44.6)	(47.1)	-5.3%
Gross Profit	53.9	53.3	1.0%	233.2	240.5	-3.1%	86.3	85.8	0.6%
SG&A	(28.0)	(33.4)	-16.2%	(111.5)	(117.8)	-5.3%	(36.7)	(43.0)	-14.7%
EBIT	25.9	19.9	29.7%	121.6	122.7	-0.9%	49.6	42.9	15.8%
Depr. & Amort.	(7.8)	(7.3)	6.2%	(23.7)	(22.8)	4.1%	(8.1)	(11.2)	-27.2%
EBITDA	33.6	27.3	23.4%	145.3	145.5	-0.1%	57.8	54.0	6.9%

Note: 4Q05 volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(2) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.

(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations in 4Q05 (100% in 4Q06) plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.

(3) Figures for North America Operations consist of Labatt (Canada).
(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Fourth Quarter 2006 Results March 1, 2007 Page 27
FULL YEAR 2006 RESULTS

AmBev - Segment Financial Information
FULL YEAR 2006
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Malt and By-products			Total AmBev Brazil (1)
	2006	2005	%	2006	2005	%	2006	2005	%	2006	2005	%
Volumes (000 hl)	65,655	62,486	5.1%	22,072	20,257	9.0%				87,727	82,743	6.0%

R$ million
Net Sales	9,045.0	8,119.1	11.4%	1,806.4	1,648.7	9.6%	111.6	135.0	-17.3%	10,963.1	9,902.8	10.7%
COGS	(2,573.6)	(2,575.3)	-0.1%	(877.8)	(851.7)	3.1%	(40.8)	(61.9)	-34.1%	(3,492.2)	(3,488.9)	0.1%
Gross Profit	6,471.5	5,543.8	16.7%	928.5	797.0	16.5%	70.9	73.1	-3.1%	7,470.9	6,413.9	16.5%
SG&A	(2,549.7)	(2,469.0)	3.3%	(485.2)	(470.1)	3.2%	(3.4)	(3.1)	10.1%	(3,038.3)	(2,942.2)	3.3%
EBIT	3,921.8	3,074.8	27.5%	443.3	326.8	35.6%	67.4	70.0	-3.7%	4,432.5	3,471.7	27.7%
Depr. & Amort.	(556.8)	(656.6)	-15.2%	(164.4)	(190.7)	-13.8%	0.0	0.0	n.m.	(721.2)	(847.3)	-14.9%
EBITDA	4,478.6	3,731.4	20.0%	607.7	517.6	17.4%	67.4	70.0	-3.7%	5,153.7	4,319.0	19.3%
% of Total EBITDA	60.2%	59.2%		8.2%	8.2%		0.9%	1.1%		69.2%	68.5%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.5%	-31.7%		-48.6%	-51.7%		-36.5%	-45.8%		-31.9%	-35.2%
Gross Profit	71.5%	68.3%		51.4%	48.3%		63.5%	54.2%		68.1%	64.8%
SG&A	-28.2%	-30.4%		-26.9%	-28.5%		-3.1%	-2.3%		-27.7%	-29.7%
EBIT	43.4%	37.9%		24.5%	19.8%		60.4%	51.9%		40.4%	35.1%
Depr. & Amort.	-6.2%	-8.1%		-9.1%	-11.6%		0.0%	0.0%		-6.6%	-8.6%
EBITDA	49.5%	46.0%		33.6%	31.4%		60.4%	51.9%		47.0%	43.6%

Per Hectoliter (R$/hl)
Net Sales	137.8	129.9	6.0%	81.8	81.4	0.6%				125.0	119.7	4.4%
COGS	(39.2)	(41.2)	-4.9%	(39.8)	(42.0)	-5.4%				(39.8)	(42.2)	-5.6%
Gross Profit	98.6	88.7	11.1%	42.1	39.3	6.9%				85.2	77.5	9.9%
SG&A	(38.8)	(39.5)	-1.7%	(22.0)	(23.2)	-5.3%				(34.6)	(35.6)	-2.6%
EBIT	59.7	49.2	21.4%	20.1	16.1	24.5%				50.5	42.0	20.4%
Depr. & Amort.	(8.5)	(10.5)	-19.3%	(7.4)	(9.4)	-20.9%				(8.2)	(10.2)	-19.7%
EBITDA	68.2	59.7	14.2%	27.5	25.5	7.8%				58.7	52.2	12.5%

FULL YEAR 2006
	HILA Operations (2)			North America Operations (3)			AmBev Consolidated (4)
	2006	2005	%	2006	2005	%	2006	2005	%
Volumes (000 hl)	35,676	31,679	12.6%	10,963	10,892	0.7%	134,366	125,313	7.2%

R$ million
Net Sales	2,762.4	2,080.3	32.8%	3,888.2	3,975.5	-2.2%	17,613.7	15,958.6	10.4%
COGS	(1,266.2)	(953.1)	32.9%	(1,190.2)	(1,300.3)	-8.5%	(5,948.7)	(5,742.3)	3.6%
Gross Profit	1,496.2	1,127.1	32.7%	2,697.9	2,675.2	0.9%	11,665.0	10,216.2	14.2%
SG&A	(955.6)	(764.7)	25.0%	(1,414.8)	(1,466.7)	-3.5%	(5,408.7)	(5,173.7)	4.5%
EBIT	540.6	362.4	49.2%	1,283.1	1,208.5	6.2%	6,256.3	5,042.6	24.1%
Depr. & Amort.	(250.6)	(190.6)	31.5%	(216.5)	(224.6)	-3.6%	(1,188.4)	(1,262.6)	-5.9%
EBITDA	791.2	553.0	43.1%	1,499.6	1,433.1	4.6%	7,444.6	6,305.1	18.1%
% of Total EBITDA	10.6%	8.8%		20.1%	22.7%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-45.8%	-45.8%		-30.6%	-32.7%		-33.8%	-36.0%
Gross Profit	54.2%	54.2%		69.4%	67.3%		66.2%	64.0%
SG&A	-34.6%	-36.8%		-36.4%	-36.9%		-30.7%	-32.4%
EBIT	19.6%	17.4%		33.0%	30.4%		35.5%	31.6%
Depr. & Amort.	-9.1%	-9.2%		-5.6%	-5.7%		-6.7%	-7.9%
EBITDA	28.6%	26.6%		38.6%	36.0%		42.3%	39.5%

Per Hectoliter (R$/hl)
Net Sales	93.6	99.8	-6.2%	354.7	365.0	-2.8%	137.4	139.4	-1.4%
COGS	(42.9)	(45.7)	-6.2%	(108.6)	(119.4)	-9.1%	(46.4)	(50.2)	-7.5%
Gross Profit	50.7	54.1	-6.3%	246.1	245.6	0.2%	91.0	89.2	2.0%
SG&A	(32.4)	(36.7)	-11.8%	(129.1)	(134.7)	-4.2%	(42.2)	(45.2)	-6.6%
EBIT	18.3	17.4	5.3%	117.0	111.0	5.5%	48.8	44.1	10.8%
Depr. & Amort.	(8.5)	(9.1)	-7.1%	(19.7)	(20.6)	-4.3%	(9.3)	(11.0)	-16.0%
EBITDA	26.8	26.5	1.0%	136.8	131.6	4.0%	58.1	55.1	5.4%

Note: volumes shown above refer to total sales volumes, not only our proportional consolidation. However, in order to calculate per HL figures, proportional volumes were used in order to assure consistency.

(2) Figures for AmBev Brazil consist of Brazilian Beer, CSD & Nanc and Others segments.
(2) Figures for HILA Operations (Hispanic Latin America) are based on a proportional consolidation of Quinsa operations plus Venezuela, Guatemala, Dominican Republic, Peru and Ecuador.
(3) Figures for North America Operations consist of Labatt (Canada).
(4) Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

Fourth Quarter 2006 Results March 1, 2007 Page 28

CONSOLIDATED INCOME STATEMENT
	AmBev Consolidated

Corporate Law	4Q06	4Q05%
R$ million

Net Sales	5,269.5	4,648.3	13.4%
Cost of Goods Sold	(1,796.0)	(1,647.3)	9.0%
Gross Profit	3,473.5	3,001.1	15.7%
Gross Margin (%)	65.9%	64.6%

Selling and Marketing Expenses	(1,057.3)	(997.1)	6.0%
% of sales	20.1%	21.5%
General & Administrative	(223.0)	(217.5)	2.5%
% of sales	4.2%	4.7%
Depreciation & Amortization	(195.1)	(287.4)	-32.1%
Total SG&A	(1,475.4)	(1,502.1)	-1.8%
% of sales	28.0%	32.3%

EBIT	1,998.1	1,499.0	33.3%
% of sales	37.9%	32.2%

Provisions, Net	211.2	(13.1)	n.m.
Other Operating (Expense)	(196.9)	(170.6)	15.5%
Equity Income	0.4	0.9	-54.5%
Interest Expense	(336.8)	(376.9)	-10.6%
Interest Income	42.8	58.5	-26.9%
Net financial Result	(294.0)	(318.4)	-7.7%
Non-Operating Income (Expense)	(14.3)	(60.9)	-76.6%
Income Before Taxes	1,704.6	937.0	81.9%
Provision for Income Tax/Social Contrib.	(466.5)	(175.3)	166.0%
Provision for Profit Sharing & Bonuses	(39.8)	(82.1)	-51.6%
Minority Interest	(17.3)	17.7	n.m.

Net Income	1,181.0	697.2	69.4%
% of sales	22.4%	15.0%

Depreciation and Amortization	327.1	390.3	-16.2%
EBITDA	2,325.3	1,889.3	23.1%
% of sales	44.1%	40.6%

Fourth Quarter 2006 Results March 1, 2007 Page 29

CONSOLIDATED BALANCE SHEET	AmBev Consolidated
	Sep 2006	Dec 2006
R$ 000
ASSETS
Cash	1,227,693	1,538,928
Marketable Securities	353,107	226,115
Accounts Receivable	1,039,595	1,542,695
Inventory	1,175,424	1,363,881
Recoverable Taxes	684,044	687,650
Other	1,343,510	1,458,299

Total Current Assets	5,823,373	6,817,568

Recoverable Taxes	3,962,712	3,566,732
Receivable from Employees/Financed Shares	80,951	72,739
Judicial Deposits, Compulsories and Fiscal Incentives	450,326	437,219
Other	252,083	571,980

Total Long-Term Assets	4,746,072	4,648,671

Investments	18,399,506	18,025,924
Property, Plant & Equipment	5,697,526	5,723,864
Deferred	457,838	429,088

Total Permanent Assets	24,554,870	24,178,875

TOTAL ASSETS	35,124,316	35,645,114

LIABILITIES
Short-Term Debt	1,031,574	2,038,695
Debentures	74,145	65,949
Accounts Payable	1,011,511	1,387,396
Sales & Other Taxes Payable	938,666	1,238,978
Dividend Payable	418,519	109,010
Salaries & Profit Sharing Payable	491,818	480,335
Income Tax, Social Contribution, & Other	344,166	366,271
Other	1,118,677	1,157,841

Total Current Liabilities	5,429,076	6,844,475

Long-Term Debt	5,693,476	5,396,864
Debentures	2,065,080	2,065,080
Deferred Sales Tax (ICMS)	383,572	405,700
Provision for Contingencies	1,096,580	663,345
Other	718,330	628,972

Total Long-Term Liabilities	9,957,038	9,159,961

TOTAL LIABILITIES	15,386,114	16,004,436

FUTURE YEAR RESULTS	149,945	149,946

MINORITY INTEREST	185,998	222,669

Paid in Capital	5,714,178	5,716,087
Reserves and Treasury shares	12,943,599	11,929,826
Retained Earnings	744,481	1,622,150

SHAREHOLDERS’ EQUITY	19,402,258	19,268,063

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	35,124,315	35,645,113

Fourth Quarter 2006 Results March 1, 2007 Page 30

CONSOLIDATED STATEMENT OF CASH FLOWS
AmBev
Consolidated
R$ 000	4Q06
Cash Flows from Operating Activities
Net income	1,181,002
Adjustments to reconcile net income to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	151,738
Contingencies and liabilites associated with tax disputes, including interest	(211,228)
Financial charges on contingencies	1,192
(Gain) loss on disposal of PP&E, net	71,774
Financial charges on stock option plan	(2,674)
Discount in debt settlement	(16,266)
Financial charges on taxes and contributions	1,179
Equity income	(389)
Financial charges on long-term debt	161,043
Provision for losses in inventory and other assets	—
Provision for reestructuring	4,382
Deferred income tax (benefit) expense	424,925
Foreign exchange holding effect on assets abroad	(156,384)
Forex variations and unrealized gains on marketable securities	90,355
(Gains) losses on participation on related companies	577
Amortization of goodwill	358,009
Recovery of Extemporaneous Credits	—
Minority interest	17,346
Reversion of provisions on investments	—
(Increase) decrease in assets
Trade accounts receivable	(530,539)
Sales taxes recoverable	(12,705)
Inventories	(208,926)
Judicial Deposits	(137,945)
Prepaid expenses	(114,318)
Receivables and other	(118,700)
(Decrease) increase in liabilites
Suppliers	368,246
Payroll, profit sharing and related charges	(4,620)
Income tax, social contribution, and other taxes payable	7,845
Cash used for contingencies and legal proceedings	(96,451)
Fiscal Incentives	316,716
Other	(15,250)

Net Cash Provided by Operating Activities	1,529,934

Cash Flows from Investing Activites

Acquisition of Investments, net from acquired cash	(2,265)
Disposal of property, plant and equipment	94,249
Marketable securities withdrawn (investment)	197,032
Collateral securities and deposits	(419)
Share buybacks by affiliates	—
Property, plant and equipment	(549,555)
Payment for deferred asset	(1,616)

Net Cash Provided (Used) in Investing Activities	(262,575)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	27,107
Dividends, interest distribution and capital decrease paid	(948,855)
Repurchase of shares in treasury	(746,275)
Payments received in advance for future capital increase	—
Sale of shares in treasury
Increase in debt	2,811,465
Payment of debt	(2,138,926)
Increase in paid-in capital / Variation in minority interest	(8,511)

Net Cash Provided (Used) in Financing Activities	(950,660)

Foreign Exchange Variations on Cash	(5,466)

Subtotal	311,234

Cash and cash equivalents, beginning of period	1,227,694
Cash and cash equivalents, end of period	1,538,928
Net increase in cash and cash equivalents	311,234

Note: Figures for AmBev Consolidated consist of AmBev Brazil + HILA + North America.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley

Graham Staley
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.